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                                                       EXHIBIT 20


               MIAMI COMPUTER SUPPLY CORPORATION
                 ANNOUNCES 3-FOR-2 STOCK SPLIT


     DAYTON, OH - March 26, 1998 -- Miami Computer Supply Corporation (NASDAQ:MCSC), a leading supplier of computer supplies and projection presentation products, announced today that its Board of Directors has declared a 3-for-2 split of its common shares.

     President and Chief Executive Officer Michael Peppel, made the announcement saying, "These actions reflect our confidence in the future growth and performance of the Company. As a result of internally-generated growth and our strategic acquisition program we enjoyed a great 1997. With our strong capital base we are well-positioned to capitalize on future opportunities for expansion, which we believe will enhance shareholder value."

     As a result of the stock split, each shareholder of record at the close of business on April 10, 1998 will receive 1 additional share of Common stock for each 2 shares of Common Stock held on that date. The new shares will be distributed on or about April 24, 1998.

     Miami Computer Supply Corporation is an end-user distributor of computer and office automation supplies and accessories, including a line of computer projection presentation products, and video conferencing throughout the United States and in certain foreign countries. Miami Computer Supply Corporation distributes over 1,800 different core products primarily to middle market and smaller companies and to governmental, educational, and institutional customers, including federal, state and local governmental agencies, universities and hospitals and, to a lesser extent, to computer supply dealers. The Company sells primarily nationally known, name-brand products manufactured by approximately 500 original equipment manufacturers, including Hewlett-Packard, Lexmark, Imation (formerly a part of 3M), Sony, Canon, Epson, Maxell, Panasonic, NEC, and Ricoh for computer supplies, and Sharp, Epson, Proxima and Lightware for projection presentation products. Additional information regarding the Company can be obtained at http://www.mcsinet.com.

     The matters discussed in this press release, and, in particular, information regarding risks and uncertainties include, but are not limited to, general economic conditions, industry trends, actions of competitors, the Company's ability to manage its growth, factors relating to its acquisition/merger strategy, actions of regulatory authorities, restrictions imposed by its debt arrangements, dependence upon key personnel, dependence upon key suppliers, customer demand, dependence on its computer systems and other factors. A complete description of those factors, as well as other factors which could affect the Company's business, is set forth in the Company's Form 10-K for the year ended December 31, 1996, and its Form 10-Q for the nine months ended September 30, 1997.





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